UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Mary Lee Sparks
        2438 Campbell Road, N.W.
        Albuquerque, New Mexico 87104
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner ( ) Officer (give title below) (x) Other (specify below)

        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        ( ) Form filed by One Reporting Person
        (x) Form filed by More than One Reporting Person



                                          Table I -- Non-Derivative Securities Acquired,
                                                Disposed of, or Beneficially Owned



                                                                                    5.
                                                                                Amount of        6.
                                                                                Securities     Owner-            7.
                       2.                                                      Beneficially  ship Form:      Nature of
          1.       Transaction                                4.               Owned at End  Direct (D)       Indirect
       Title of       Date             3.         Securities Acquired (A) or     of Month     or Indi-       Beneficial
       Security      (Month/    Transaction Code        Disposed of (D)         (Instr. 3     rect (I)        Ownership
      (Instr. 3)    Day/Year)      (Instr. 8)         (Instr. 3, 4 and 5)         and 4)     (Instr. 4)      (Instr. 4)
      ----------  ------------  ----------------  --------------------------   ------------  ----------      ----------
                                 Code      V       Amount    (A)or(D)  Price
      Class A        12/1/98      S                 1,517       D      30.25                     I      By Mary Lee Sparks
      Common                                                                                            1990 Personal
      Stock                                                                                             Income Trust for
                                                                                                        the Benefit of John
                                                                                                        Woodruff Sparks
                                                                                                        dated April 20,
                                                                                                        1990
                     12/1/98      S                2,883        D      30.38    150,224          I      By Mary Lee Sparks
                                                                                                        1990 Personal
                                                                                                        Income Trust for
                                                                                                        the Benefit of John
                                                                                                        Woodruff Sparks
                                                                                                        dated April 20,
                                                                                                        1990
                                                                                234,770 (1)      I      By Barbara S.
                                                                                                        Federico 1998
                                                                                                        Spouse CRUT dated
                                                                                                        October 27, 1998
                                                                                184,770 (2)      I      By Anne S. Whitten
                                                                                                        1998 Spouse NIM-
                                                                                                        CRUT dated October
                                                                                                        27, 1998
                                                                                159,769 (3)      I      By John W. Sparks
                                                                                                        1998 Spouse CRUT
                                                                                                        dated October 27,
                                                                                                        1998
                                                                                234,769 (4)      I      By Christina S.
                                                                                                        Duncan 1998 Spouse
                                                                                                        CRUT dated October
                                                                                                        27, 1998
                                                                                150,224          I      By Mary Lee Sparks
                                                                                                        1990 Personal
                                                                                                        Income Trust for
                                                                                                        the Benefit of Anne
                                                                                                        Romayne Sparks
                                                                                                        dated April 20,
                                                                                                        1990





                                          Table I -- Non-Derivative Securities Acquired,
                                           Disposed of, or Beneficially Owned (Cont'd)



                                                                                    5.
                                                                                Amount of        6.
                                                                                Securities     Owner-            7.
                       2.                                                      Beneficially  ship Form:      Nature of
          1.       Transaction                                4.               Owned at End  Direct (D)       Indirect
       Title of       Date             3.         Securities Acquired (A) or     of Month     or Indi-       Beneficial
       Security      (Month/    Transaction Code        Disposed of (D)         (Instr. 3     rect (I)        Ownership
      (Instr. 3)    Day/Year)      (Instr. 8)         (Instr. 3, 4 and 5)         and 4)     (Instr. 4)      (Instr. 4)
      ----------  ------------  ----------------  --------------------------   ------------  ----------      ----------
                                 Code      V       Amount    (A)or(D)  Price
                                                                                150,224          I      By Mary Lee Sparks
                                                                                                        1990 Personal
                                                                                                        Income Trust for
                                                                                                        the Benefit of
                                                                                                        Barbara Lee Sparks
                                                                                                        dated April 20,
                                                                                                        1990
                                                                                150,224          I      By Mary Lee Sparks
                                                                                                        1990 Personal
                                                                                                        Income Trust for
                                                                                                        the Benefit of
                                                                                                        Christina Louise
                                                                                                        Sparks dated April
                                                                                                        20, 1990
                                                                                 75,000 (5)      I      By John W. Sparks
                                                                                                        1998 Spouse NIM-
                                                                                                        CRUT dated October
                                                                                                        27, 1998
                                                                                 22,360 (6)      D
                                                                                 22,360 (7)      D
                                                                                 22,359 (8)      D
                                                                                 22,359 (9)      D
                                                                                196,678          D
                                                                                332,209          I      By Trust Agreement
                                                                                                        dated May 13, 1978
                                                                                                        f/b/o Mary Lee
                                                                                                        Sparks


                                           Table II -- Derivative Securities Acquired,
                                                Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                          9.
                                                   5.                                                 Number of
                                                 Number                                                Deriva-      10.       11.
                                                of Deriv-                                                tive     Owner-    Nature
                    2.                          ative Se-                                              Securi-   ship Form of Indi-
                 Conver-     3.                 curities                         7.                      ties   of Deriva-   rect
                 sion or   Trans-      4.       Acquired         6.          Title and                 Benefi-     tive     Benefi-
          1.     Exercise  action    Trans-      (A) or      Date Exer-      Amount of         8.       cially   Security:   cial
       Title of  Price of   Date     action     Disposed    cisable and      Underlying     Price of   Owned at Direct (D)  Owner-
      Derivative Deriva-   (Month/    Code       of (D)      Expiration      Securities    Derivative   End of   or Indi-    ship
       Security  tive Se-   Day/     (Instr.   (Instr. 3,   Date (Month/     (Instr. 3      Security    Month    rect (I)   (Instr.
      (Instr. 3)  curity    Year)      8)       4 and 5)     Day/Year)         and 4)      (Instr. 5) (Instr. 4)(Instr. 4)    4)
      ---------- --------  -------   -------   ----------   ------------     ----------    ---------- --------------------  -------
                                    Code   V   (A)   (D)  Date  Expir-   Title   Amount or
                                                          Exer- ation            Number of
                                                          cis-  Date              Shares
                                                          able


     Explanation of Responses:

        Explanation of footnotes to Table I: For purposes of Section 13(d) of the Securities Exchange Act, each of the joint filers is a member of a group that together owns more than 10% of the Issuer's Class A Common Stock. Except as indicated in the following notes, the securities shown in Table I are beneficially owned for purposes of Rule 16a-1(a)(2) by Mary Lee Sparks and not by any of the other joint filers.

        (1) Beneficially owned for purposes of Rule 16a-1(a)(2) by Barbara S. Federico. These shares are not subject to Ms. Federico's agreement with the other members of the 13(d) group referred to in Item 6 above.

        (2)  Beneficially owned for purposes of Rule 16a-1(a)(2) by Anne
             S. Whitten. These shares are not subject to Ms. Whitten's agreement with the other members of the 13(d) group referred to in Item 6 above.

        (3)  Beneficially owned for purposes of Rule 16a-1(a)(2) by John
             W. Sparks. These shares are not subject to Mr. Sparks' agreement with the other members of the 13(d) group referred to in Item 6 above.

        (4) Beneficially owned for purposes of Rule 16a-1(a)(2) by Christina S. Duncan. These shares are not subject to Ms.





             Duncan's agreement with the other members of the 13(d) group referred to in Item 6 above.

        (5)  Beneficially owned for purposes of Rule 16a-1(a)(2) by John
             W. Sparks. These shares are not subject to Mr. Sparks' agreement with the other members of the 13(d) group referred to in Item 6 above.

        (6)  Beneficially owned for purposes of Rule 16a-1(a)(2) by John
             W. Sparks.

        (7) Beneficially owned for purposes of Rule 16a-1(a)(2) by Barbara S. Federico.

        (8) Beneficially owned for purposes of Rule 16a-1(a)(2) by Christina S. Duncan

        (9)  Beneficially owned for purposes of Rule 16a-1(a)(2) by Anne
             S. Whitten.


   SIGNATURE OF REPORTING PERSON:



   Mary Lee Sparks

                           JOINT FILER INFORMATION

   Name: Anne S. Whitten

   Address: 38 Goodhue Road, Windham, New Hampshire 03087

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: December 1998


   Signature: Anne S. Whitten


                           JOINT FILER INFORMATION

   Name: Barbara S. Federico

   Address: 4840 Ashville Bay Road, Ashville, New York 14710

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: December 1998


   Signature: Barbara S. Federico


                           JOINT FILER INFORMATION

   Name: Christina S. Duncan (aka Christina L. Duncan)

   Address:  194 North Bald Hill Road, New Canaan, Connecticut 06840

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: December 1998


   Signature: Christina S. Duncan*
              By: Steven L. Grissom
                  Attorney in Fact





                           JOINT FILER INFORMATION

   Name: John W. Sparks

   Address: 229 Saavedra, S.W., Albuquerque, New Mexico 87105

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: December 1998


   Signature: John W. Sparks


   DATE: December 31, 1998

   *See Exhibit 1





                                                                EXHIBIT 1
                                                                ---------

                              POWER OF ATTORNEY
                              -----------------

             Power of Attorney made this 9th day of December, 1998:

             I, CHRISTINA S. DUNCAN of 194 North Bald Hill Road, New Canaan, Connecticut 06840, hereby appoint Steven L. Grissom, of 21 South Country Club Road, Mattoon, Illinois 61938, as my attorney-in-fact for the purpose of taking the actions set forth below:

             1. To execute and file on my behalf, individually or in any fiduciary or other capacity, reports and other forms with the Securities and Exchange Commission relating to shares of Class A Common Stock of McLeodUSA Incorporated acquired, beneficially owned, held or disposed of by me, whether individually, as trustee of one or more trusts, or otherwise;

             2. To execute assignments and other instruments required for the sale of shares of Class A Common Stock of McLeodUSA
   Incorporated; and

             3. To execute account agreements and all other documents required to open or to close on my behalf accounts with any bank, trust company, savings association, broker or other depository or agent and to deposit in or transfer between any such account held in my name any monies or other property and to examine or receive related records, including canceled checks.

             The powers and authorities granted herein shall not be affected, impaired or exhausted by any nonexercise or by any one or more exercises thereof. My attorney shall exercise or fail to exercise the powers and authorities granted herein in each case as my attorney, in my attorney's own absolute discretion, deems desirable or appropriate under existing circumstances.

             This Power of Attorney is effective immediately and will remain in effect, even though I become incapacitated, until revoked by a written instrument signed by me and delivered to my attorney. It is my intent that the power granted herein shall continue without interruption until my death, unless previously revoked by me.

             This Power of Attorney shall not affect or impair the validity of any other Power of Attorney that I have in force upon the effective date of this instrument.

             Any person, corporation, partnership, or other legal entity dealing with my attorney may rely without inquiry upon my attorney's certification that this instrument is still in effect. No person, partnership, corporation, or legal entity relying on this power of attorney in good faith and without actual notice of revocation shall be required to see to the application and disposition of any moneys,





   stocks, bonds, securities, or other property paid to or delivered to my attorney, or my attorney's substitute, pursuant to the provisions hereof.

             This power of attorney shall be governed by the laws of Illinois.

             Reproductions of this executed original (with reproduced signatures and the certificate of acknowledgment) shall be deemed to be original counterparts of this power of attorney.

                                      /s/ Christina S. Duncan
                                      -----------------------------------
                                      Principal

   Specimen signature of my attorney:


   ---------------------------------  -----------------------------------
   Steven L. Grissom                  Principal (as witness to
                                      attorney's signature)

   ______________________________________________________________________

   STATE OF CONNECTICUT     )
                            ) ss
   COUNTY OF FAIRFIELD      )


             I, a Notary Public, in and for said County and State, hereby certify that CHRISTINA S. DUNCAN, personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that he/she signed that instrument as his/her free and voluntary act, for the uses and purposes therein set forth.

             Given under my hand and notarial seal this 7th day of December, 1998.

                                      /s/ Mary Ann Bancroft
                                      ----------------------------------
                                      Notary Public
                                      Mary Ann Bancroft
   This document was prepared by:     Notary Public
   Debra L. Stetter                   My Commission expires
   Schiff Hardin & Waite                January 31, 2003
   6600 Sears Tower
   Chicago, Illinois 60606